Form U -13 - 60
                   Mutual and Subsidiary Service Companies


                                 ANNUAL REPORT

                                FOR THE PERIOD


             Beginning January 1, 1999 and Ending December 31, 1999

                                    TO THE

                 U. S. SECURITIES AND EXCHANGE COMMISSION

                                      OF

                     NORTHEAST NUCLEAR ENERGY COMPANY


                         A Subsidiary Service Company


                  Date of Incorporation - November 14, 1950


             State of Sovereign Power under which Incorporated or
                           Organized - Connecticut


               Location of Principal Executive Offices of Reporting
                  Company - Selden Street, Berlin, CT 06037


         Name, title, and address of officer to whom correspondence concerning this report should be addressed:

                John J. Roman, Vice President and Controller,
                    P.O. Box 270, Hartford, CT 06141-0270


            Name of Principal Holding Company Whose Subsidiaries
                       are served by Reporting Company

                             NORTHEAST UTILITIES



                    INSTRUCTIONS FOR USE ON FORM U-13-60

1.   TIME OF FILING

Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the instructions for that form.

2.   NUMBER OF COPIES

Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

3.   PERIOD COVERED BY REPORT

The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4.   REPORT FORMAT

Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

5.   MONEY AMOUNTS DISPLAYED

All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate, and subject to provisions of Regulation S-X (Section 210.3-0.1(b)).

6.   DEFICITS DISPLAYED

Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, (Section 210.3-0.1(c)).

7.   MAJOR AMENDMENTS OR CORRECTIONS

Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8.   DEFINITIONS

Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9.   ORGANIZATION CHART

The service company shall submit with each annual report a copy of its current organization chart.

10.  METHODS OF ALLOCATION

The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11.  ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use in capital billed during the calendar year.



                      LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS
                      ---------------------------------------------

                                                       Schedule or      Page
Description of Schedules and Accounts                   Acct. No.        No.
-------------------------------------              -------------------  -----
COMPARATIVE BALANCE SHEET                          Schedule I            4-5

 SERVICE COMPANY PROPERTY                          Schedule II           6-7

 ACCUMULATED PROVISION FOR DEPRECIATION AND
 AMORTIZATION OF SERVICE COMPANY                   Schedule III           8

 INVESTMENTS                                       Schedule IV            9

 ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES      Schedule V            10

 FUEL STOCK EXPENSES UNDISTRIBUTED                 Schedule VI           11

 STORES EXPENSE UNDISTRIBUTED                      Schedule VII          12

 MISCELLANEOUS CURRENT AND ACCRUED ASSETS          Schedule VIII         13

 MISCELLANEOUS DEFERRED DEBITS                     Schedule IX           14

 RESEARCH, DEVELOPMENT, OR DEMONSTRATION
 EXPENDITURES                                      Schedule X            15

 PROPRIETARY CAPITAL                               Schedule XI           16

 LONG-TERM DEBT                                    Schedule XII          17

 CURRENT AND ACCRUED LIABILTIES                    Schedule XIII         18

 NOTES TO FINANCIAL STATEMENTS                     Schedule XIV          19

COMPARATIVE INCOME STATEMENT                       Schedule XV           20

 ANALYSIS OF BILLING - ASSOCIATE COMPANIES         Account 457           21

 ANALYSIS OF BILLING - NONASSOCIATE COMPANIES      Account 458           22

 ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE
 AND NONASSOCIATE COMPANIES                        Schedule XVI          23

 SCHEDULE OF EXPENSE BY DEPARTMENT OR SERVICE
 FUNCTION                                          Schedule XVII        24-25

 DEPARTMENTAL ANALYSIS OF SALARIES                 Account 920           26

 OUTSIDE SERVICES EMPLOYED                         Account 923           27

 EMPLOYEE PENSIONS AND BENEFITS                    Account 926           28

 GENERAL ADVERTISING EXPENSES                      Account 930.1         29

 MISCELLANEOUS GENERAL EXPENSES                    Account 930.2         30

 RENTS                                             Account 931           31

 TAXES OTHER THAN INCOME TAXES                     Account 408           32

 DONATIONS                                         Account 426.1         33

 OTHER DEDUCTIONS                                  Account 426.5         34

 NOTES TO STATEMENT OF INCOME                      Schedule XVIII        35



                      LISTING OF INSTRUCTIONAL FILING REQUIREMENTS
                      --------------------------------------------

                                                                        Page
Description of Reports or Statements                                     No.
------------------------------------                                    -----

ORGANIZATION CHART                                                       36

METHODS OF ALLOCATION                                                    37

ANNUAL STATEMENT OF COMPENSATION FOR
 USE OF CAPITAL BILLED                                                   38

SIGNATURE PAGE                                                           39



                   ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                          SCHEDULE I - COMPARATIVE BALANCE SHEET

 Give balance sheet of the Company as of December 31 of the current and prior year.
 -------  --------------------------------------------------------- ------------ ---------
 ACCOUNT                   ASSETS AND OTHER DEBITS                     AS OF DECEMBER 31
 -------  --------------------------------------------------------- ------------ ---------
                                                                       1999        1998
          SERVICE COMPANY PROPERTY                                  (Thousands of Dollars)
          ------------------------
 101      Service company property (Schedule II)                     $ 37,555    $ 39,152
 107      Construction work in progress (Schedule II)                     555       6,199
                                                                     --------    --------
              Total Property                                           38,110      45,351
                                                                     --------    --------
 108      Less accumulated provision for depreciation and
          amortization of service company property (Schedule III)      15,182      14,527
                                                                     --------    --------
              Net Service Company Property                             22,928      30,824
                                                                     --------    --------
          INVESTMENTS
          -----------
 123      Investments in associate companies (Schedule IV)               -           -
 124      Other investments (Schedule IV)                                -           -
                                                                     --------    --------
              Total Investments                                          -           -
                                                                     --------    --------
          CURRENT AND ACCRUED ASSETS
          --------------------------
 131      Cash                                                          -           776
 134      Special deposits                                              -            -
 135      Working funds                                                 -             2
 136      Temporary cash investments (Schedule IV)                      -            -
 141      Notes receivable                                                  1        -
 143      Accounts receivable                                           5,028       4,388
 144      Accumulated provision of uncollectible accounts                -           -
 146      Accounts receivable from associate companies (Schedule V)    74,176      71,688
 152      Fuel stock expenses undistributed (Schedule VI)                -           -
 154      Materials and supplies                                       73,805      68,787
 163      Stores expense undistributed (Schedule VII)                      (6)         (6)
 165      Prepayments                                                   1,983       1,675
 174      Miscellaneous current and accrued assets (Schedule VIII)        -          -
                                                                     --------    --------
              Total Current and Accrued Assets                        154,987     147,310
                                                                     --------    --------
          DEFERRED DEBITS
          ---------------
 181      Unamortized debt expense                                         27          87
 184      Clearing accounts                                               160         198
 186      Miscellaneous deferred debits (Schedule IX)                  23,212      10,318
 188      Research, development, or demonstration
          expenditures (Schedule X)                                      -           -
 189      Unamortized loss on reacquired debt                            -           -
 190      Accumulated deferred income taxes                            37,941      24,503
                                                                     --------    --------
              Total Deferred Debits                                    61,340      35,106
                                                                     --------    --------
              TOTAL ASSETS AND OTHER DEBITS                          $239,255    $213,240
                                                                     ========    ========



                   ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                          SCHEDULE I - COMPARATIVE BALANCE SHEET

 Give balance sheet of the Company as of December 31 of the current and prior year.
 -------  --------------------------------------------------------- ------------ ---------
 ACCOUNT             LIABILITIES AND PROPRIETARY CAPITAL               AS OF DECEMBER 31
 -------  --------------------------------------------------------- ------------ ---------
                                                                       1999        1998
          PROPRIETARY CAPITAL                                       (Thousands of Dollars)
          -------------------
 201      Common stock issued  (Schedule XI)                         $     15    $     15
 211      Miscellaneous paid-in-capital (Schedule XI)                  15,229      15,229
 215      Appropriated retained earnings (Schedule XI)                    -            -
 216      Unappropriated retained earnings (Schedule XI)                  675         923
                                                                      --------    -------
              Total Proprietary Capital                                15,919      16,167
                                                                      --------    -------
          LONG-TERM DEBT
          --------------
 223      Advances from associate companies (Schedule XII)                -          -
 224      Other long-term debt (Schedule XII)                           6,011      12,022
 225      Unamortized premium on long-term debt                           -          -
 226      Unamortized discount on long-term debt-debit                    -          -
                                                                     --------     -------
              Total Long-Term Debt                                      6,011      12,022
                                                                     --------     -------

          CURRENT AND ACCRUED LIABILITIES
          -------------------------------
 231      Notes payable                                                  -           -
 232      Accounts payable                                             51,716      48,667
 233      Notes payable to associate companies (Schedule XIII)          5,500        -
 234      Accounts payable to associate companies (Schedule XIII)      12,801       2,089
 236      Taxes accrued                                                10,442      11,534
 237      Interest accrued                                               -           -
 238      Dividends declared                                             -           -
 241      Tax collections payable                                          (5)        975
 242      Miscellaneous current and accrued
          liabilities (Schedule XIII)                                 110,536     103,345
                                                                     --------    --------
              Total Current and Accrued Liabilities                   190,990     166,610
                                                                     --------    --------
          DEFERRED CREDITS
          ----------------
 253      Other deferred credits                                       25,290      17,330
 255      Accumulated deferred investment tax credits                   1,045       1,111
                                                                     --------    --------
              Total Deferred Credits                                   26,335      18,441
                                                                     --------    --------
 282      ACCUMULATED DEFERRED INCOME TAXES                              -           -
          ---------------------------------                          --------    --------

          TOTAL LIABILITES AND PROPRIETARY CAPITAL                   $239,255    $213,240
                                                                     ========    ========


                    ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                            For the Year Ended December 31, 1999

                           SCHEDULE II - SERVICE COMPANY PROPERTY

-------------------------------------------------------------------------------------------
                                     BALANCE AT           RETIREMENTS             BALANCE
                                     BEGINNING                OR        OTHER     AT CLOSE
                DESCRIPTION           OF YEAR   ADDITIONS    SALES    CHANGES(1)  OF YEAR
-------------------------------------------------------------------------------------------
                                                      (Thousands of Dollars)
SERVICE COMPANY PROPERTY
------------------------
Account
-------
  301  ORGANIZATION
  303  MISCELLANEOUS INTANGIBLE PLANT
  304  LAND AND LAND RIGHTS
  305  STRUCTURES AND IMPROVEMENTS
  306  LEASEHOLD IMPROVEMENTS
  307  EQUIPMENT (2)
  308  OFFICE FURNITURE AND EQUIPMENT
  309  AUTOMOBILES, OTHER VEHICLES
       AND RELATED GARAGE EQUIPMENT
  310  AIRCRAFT AND AIRPORT EQUIPMENT
  311  OTHER SERVICE COMPANY
       PROPERTY (3)

  321  STRUCTURES AND IMPROVEMENTS     $33,282   $    50      $    7               $33,325
  322  REACTOR PLANT EQUIPMENT
  324  ACCESSORY ELECTRIC EQUIPMENT         27                                          27
  325  MISCELLANEOUS POWER PLANT
       EQUIPMENT                         4,575                 1,640                 2,935
  391  OFFICE FURNITURE AND EQUIPMENT    1,268                                       1,268
                                     ---------- --------- ----------- ---------- ----------
            SUB-TOTAL                   39,152        50       1,647          0     37,555
                                     ---------- --------- ----------- ---------- ----------

  107  CONSTRUCTION WORK IN
       PROGRESS (4)                      6,199    (5,644)                              555
                                     ---------- --------- ----------- ---------- ----------
            TOTAL                      $45,351   ($5,594)     $1,647         $0    $38,110
                                     ========== ========= =========== ========== ==========


-------------------------------------------------------------------------------------------
   (1) PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

                                     NONE


                                    SCHEDULE II - CONTINUED
                                    -----------------------

   (2) SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE SERVICE COMPANY
       SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING THE YEAR AND
       THE BALANCE AT THE CLOSE OF THE YEAR:

-------------------------------------------------------------------------------------------
                                                                                  BALANCE
                                                                                  AT CLOSE
           SUBACCOUNT DESCRIPTION                          ADDITIONS              OF YEAR
-------------------------------------------------------------------------------------------
                                                               (Thousands of Dollars)

                                     NONE

-------------------------------------------------------------------------------------------
   (3) DESCRIBE OTHER SERVICE COMPANY PROPERTY:

-------------------------------------------------------------------------------------------
   (4) DESCRIBE CONSTRUCTION WORK IN PROGRESS:


       This account includes simulator upgrade, tools and general plant items.



                    ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                            For the Year Ended December 31, 1999


                                      SCHEDULE III

                        ACCUMULATED PROVISION FOR DEPRECIATION AND
                         AMORTIZATION OF SERVICE COMPANY PROPERTY
                        ------------------------------------------

-------------------------------------------------------------------------------------------
                                                ADDITIONS               OTHER
                                     BALANCE AT  CHARGED               CHANGES    BALANCE
                                     BEGINNING     TO                    ADD      AT CLOSE
                DESCRIPTION           OF YEAR   ACCT 403  RETIREMENTS (DEDUCT)1/  OF YEAR
-------------------------------------------------------------------------------------------
                                                      (Thousands of Dollars)
Account
-------
  301  ORGANIZATION
  303  MISCELLANEOUS INTANGIBLE PLANT
  304  LAND AND LAND RIGHTS
  305  STRUCTURES AND IMPROVEMENTS
  306  LEASEHOLD IMPROVEMENTS
  307  EQUIPMENT
  308  OFFICE FURNITURE AND FIXTURES
  309  AUTOMOBILES, OTHER VEHICLES
       AND RELATED GARAGE EQUIPMENT
  310  AIRCRAFT AND AIRPORT EQUIPMENT
  311  OTHER SERVICE COMPANY
       PROPERTY

  321  STRUCTURES AND IMPROVEMENTS     $10,562    $1,416      $    0       $  0    $11,978
  322  REACTOR PLANT EQUIPMENT               0         0           0          0          0
  324  ACCESSORY ELECTRIC EQUIPMENT         14         0           0          0         14
  325  MISCELLANEOUS POWER PLANT
       EQUIPMENT                         3,182       332       1,647        511      2,378
  391  OFFICE FURNITURE AND FIXTURES       769        43           0          0        812



                                     ---------- --------- ----------- ---------- ----------
            TOTAL                      $14,527    $1,791      $1,647       $511    $15,182
                                     ========== ========= =========== ========== ==========
-------------------------------------------------------------------------------------------
    (1) PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

                       Depreciation charged to clearing account            $ 74
                       Removal costs charged to reserve                     437
                                                                      ----------
                                                                           $511
                                                                      ==========


                    ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                            For the Year Ended December 31, 1999


                                 SCHEDULE IV - INVESTMENTS

INSTRUCTIONS:  Complete the following schedule concerning investments.

               Under Account 124, "Other Investments," state each investment separately, with description, including the name of issuing company, number of shares or principal amount, etc.

               Under Account 136, "Temporary Cash Investments," list each investment separately.

---------------------------------------------------------------------------------------
                                                               BALANCE AT    BALANCE AT
                                                                BEGINNING      CLOSE
                       DESCRIPTION                               OF YEAR      OF YEAR
---------------------------------------------------------------------------------------


ACCOUNT 123 - INVESTMENT IN ASSOCIATE COMPANIES

                                               NONE

ACCOUNT 124 - OTHER INVESTMENTS

                                               NONE

ACCOUNT 136 - TEMPORARY CASH INVESTMENTS

                                               NONE


                                                               -----------   ----------
                                          TOTAL                     $-            $-
                                                               ===========   ==========



                 ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                         For the Year Ended December 31, 1999


               SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS:  Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.


-------------------------------------------------------------------------------------------
                                                                  BALANCE AT    BALANCE AT
                                                                  BEGINNING       CLOSE
                        DESCRIPTION                                OF YEAR       OF YEAR
-------------------------------------------------------------------------------------------
                                                                   (Thousands of Dollars)

ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES


Northeast Utilities System Money Pool                               $25,900        $  -
Northeast Utilities (Parent)                                           -                 3
Northeast Generation Services Company                                  -                 2
The Connecticut Light and Power Company                              36,559         33,490
Western Massachusetts Electric Company                                8,572          7,856
Northeast Utilities Service Company                                     540         32,781
North Atlantic Energy Service Corporation                                92             18
Public Service Company of New Hampshire                                  25             26
                                                                    -------        -------
                                             TOTAL                  $71,688        $74,176
                                                                    =======        =======

ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:

See page 10A for details.



                 ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                         For the Year Ended December 31, 1999


               SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS:  Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.


-------------------------------------------------------------------------------
                                                                       TOTAL
                        DESCRIPTION                                   PAYMENTS
-------------------------------------------------------------------------------
                                                                    (Thousands
                                                                    of Dollars)

ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:

The Connecticut Light and Power Company                               $ 8,589
Western Massachusetts Electric Company                                  2,001
Public Service Company of New Hampshire                                     4
North Atlantic Energy Service Corporation                                 275
Northeast Generation Services Company                                       1
Northeast Utilities Service Company                                       845
                                                                      -------
                                             TOTAL                    $11,715
                                                                      =======


Convenience payments result primarily from the following items:

Engineering Services                                                  $   209
Consulting Services                                                       287
Nuclear Fuel                                                            5,516
Temporary Personnel Services                                              195
Donations                                                               1,650
Legal Settlement                                                        3,358
Miscellaneous (126 items)                                                 500
                                                                      -------
                                             TOTAL                    $11,715
                                                                      =======



                 ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                         For the Year Ended December 31, 1999

                   SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED

INSTRUCTIONS:  Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below, give an overall report of the fuel functions performed by the service company.

-------------------------------------------------------------------------------

              DESCRIPTION                 LABOR        EXPENSES        TOTAL
-------------------------------------------------------------------------------
                                                 (Thousands of Dollars)
ACCOUNT 152 - FUEL STOCK EXPENSES
              UNDISTRIBUTED              $   -         $   -          $   -
                                         ========      ========       ========


                 ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                         For the Year Ended December 31, 1999

                     SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED

INSTRUCTIONS:  Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.


-------------------------------------------------------------------------------------

              DESCRIPTION                       LABOR        EXPENSES        TOTAL
-------------------------------------------------------------------------------------
                                                      (Thousands of Dollars)

ACCOUNT 163 - STORES EXPENSE
              UNDISTRIBUTED


Beginning Balance as of January 1, 1999                                          ($6)
                                                                           ----------

Activity for the year:

Stores expense undistributed                    $3,230         $3,660          6,890


The above stores expenses are billed back to each of the companies listed below:

The Connecticut Light & Power Company           (2,314)        (2,622)        (4,936)
Western Massachusetts Electric Company            (541)          (613)        (1,154)
Public Service Company of New Hampshire            (31)           (35)           (66)
Nonassociate Companies (see page 22
  for list of the companies)                      (344)          (390)          (734)
                                              ---------     ----------     ----------
Stores expense distributed                      (3,230)        (3,660)        (6,890)
                                              ---------     ----------     ----------

Net Activity for year                           $    0         $    0              0
                                              =========     ==========     ----------


Ending Balance as of December 31, 1999                                           ($6)
                                                                           ==========


                   ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                           For the Year Ended December 31, 1999


                                      SCHEDULE VIII

                         MISCELLANEOUS CURRENT AND ACCRUED ASSETS

INSTRUCTIONS:  Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.


----------------------------------------------------------------------------------------
                                                               BALANCE AT     BALANCE AT
                                                                BEGINNING       CLOSE
                       DESCRIPTION                               OF YEAR       OF YEAR
----------------------------------------------------------------------------------------
                                                                  (Thousands of Dollars)

ACCOUNT 174 - MISCELLANEOUS CURRENT AND ACCRUED ASSETS        $      -      $      -

                                                         NONE


                                                               -----------    ----------
                                              TOTAL           $      -      $      -
                                                               ===========    ==========



                   ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                           For the Year Ended December 31, 1999


                                      SCHEDULE IX

                              MISCELLANEOUS DEFERRED DEBITS

INSTRUCTIONS:  Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.


-----------------------------------------------------------------------------------------
                                                                BALANCE AT     BALANCE AT
                                                                 BEGINNING       CLOSE
                       DESCRIPTION                                OF YEAR       OF YEAR
-----------------------------------------------------------------------------------------
                                                                   (Thousands of Dollars)

ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS

Long term receivable from Rocky River
  Realty Company (associated company)                              $ 6,236       $ 5,896
Contractual retainage                                                  634          -
Financial system development costs                                   1,032          -
RABBI Trust funding                                                    952           952
Connecticut sales tax under protest                                     99            72
Employee performance payments                                         -              131
External audit - Millstone Unit No. 3                                   53          -
Unfunded supplemental executive retirement plan                      1,061           987
Decommissioning costs - Millstone Unit No. 1                           231        14,099
Restricted stock - unearned compensation                                11            11
Costs billed to Pilgrim Station for
  transfer of spare station transformer                               -              869
Stores expense clearing                                               -              203
Other deferred debits
  (4 items in 1999 and 3 items in 1998)                                  9            (8)
                                                                   -------       -------
                                           TOTAL                   $10,318       $23,212
                                                                   =======       =======



                 ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                         For the Year Ended December 31, 1999


                                     SCHEDULE X

                  RESEARCH, DEVELOPMENT, OR DEMONSTRATION EXPENDITURES

INSTRUCTIONS:  Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

-------------------------------------------------------------------------------


                        DESCRIPTION                              AMOUNT
-------------------------------------------------------------------------------
                                                        (Thousands of Dollars)

ACCOUNT 188 - RESEARCH, DEVELOPMENT OR
              DEMONSTRATION EXPENDITURES

EPRI Research Dues                                              $1,075
Services Billed from Northeast Utilities
  Service Company (Associated Company)                              42
EPRI - CE RPS/PPS Obsolescense and Maintainability                  16
Miscellaneous Projects                                               6

The above expenses are billed back to each of the associated companies listed below:

   The Connecticut Light and Power Company                        (794)
   Western Massachusetts Electric Company                         (185)
   Public Service Company of New Hampshire                         (13)
   Nonassociate Companies (see page 22 for list
     of the companies)                                            (147)
                                                                ------
                                                 TOTAL          $    0
                                                                ======

                  ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                          For the Year Ended December 31, 1999


                                      SCHEDULE XI

                                  PROPRIETARY CAPITAL

------------------------------------------------------------------------------------------
                                     NUMBER OF   PAR OR STATED OUTSTANDING CLOSE OF PERIOD
ACCOUNT                               SHARES         VALUE     ---------------------------
NUMBER     CLASS OF STOCK           AUTHORIZED     PER SHARE   NO. OF SHARES TOTAL AMOUNT
------------------------------------------------------------------------------------------
                                                                              (Thousands
                                                                              of Dollars)
201     COMMON STOCK ISSUED               60,000        $10.00         1,500      $15
------------------------------------------------------------------------------------------

INSTRUCTIONS: Classify amounts in each account with brief explanation, disclosing the general nature of transactions which give rise to the reported amounts.

------------------------------------------------------------------------------------------
            DESCRIPTION                                            AMOUNT
------------------------------------------------------------------------------------------
                                                        (Thousands of Dollars)

ACCOUNT 211 - MISCELLANEOUS PAID-IN-CAPITAL                          $15,229

ACCOUNT 215 - APPROPRIATED RETAINED EARNINGS                            -
                                                                    ---------
                                                     TOTAL           $15,229
                                                                    =========
------------------------------------------------------------------------------------------

INSTRUCTIONS: Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociated per the General Instructions of the
              Uniform Systems of Accounts. For dividends paid during the year in cash or otherwise, provide rate pecentage, amount of dividend, date declared and date paid.
------------------------------------------------------------------------------------------
                                    BALANCE AT     NET INCOME                 BALANCE AT
                                     BEGINNING        OR         DIVIDENDS       CLOSE
            DESCRIPTION               OF YEAR        (LOSS)         PAID        OF YEAR
------------------------------------------------------------------------------------------
                                                    (Thousands of Dollars)
ACCOUNT 216-UNAPPROPRIATED RETAINED
            EARNINGS                        $923        $1,752        $2,000         $675
                                        ---------     ---------    ---------     ---------
                             TOTAL          $923        $1,752        $2,000         $675
                                        =========     =========    =========     =========

The net income is all compensation for use of capital.

The dividends are paid as follows:

          Rate Percentage            Amount of
             Per Share               Dividend    Date Declared Date Paid
       ----------------------       ------------ ------------- ---------
              $1,333.33               $1,999,995    11/12/99   11/17/99


                            ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                                    For the Year Ended December 31, 1999


                                                SCHEDULE XII

                                               LONG-TERM DEBT


INSTRUCTIONS:  Advances from associate companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account
               224 -- Other long-term debt provide the name of creditor company or organization, terms of obligation, date of maturity, interest rate, and the amount authorized and outstanding.

------------------------------------------------------------------------------------------------------
                                                                 BALANCE                      BALANCE
                        TERMS OF OBLIG.  DATE                       AT                           AT
                        CLASS & SERIES   OF    INTEREST  AMOUNT  BEGINNING          DEDUCTIONS CLOSE
NAME OF CREDITOR         OF OBLIGATION MATURITY  RATE  AUTHORIZED OF YEAR ADDITIONS    (1)    OF YEAR
------------------------------------------------------------------------------------------------------
                                                     (Thousands of Dollars)
ACCOUNT 223-ADVANCES FROM
            ASSOCIATE
            COMPANIES:                                                    NONE
                                                       ===============================================

ACCOUNT 224-OTHER
            LONG-TERM
            DEBT:

Prudential Insurance    Senior
 Company of America     Unsecured Note 5/2000     7.67%  $25,000  $12,022        $0    $6,011  $6,011



                                                       -----------------------------------------------
    TOTAL OTHER LONG-TERM DEBT                           $25,000  $12,022        $0    $6,011  $6,011
                                                       ===============================================

(1) GIVE AN EXPLANATION OF DEDUCTIONS:

Principal payment.



                   ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                           For the Year Ended December 31, 1999

                     SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS:  Provide balance of notes and accounts payable to each associate company.
               Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

------------------------------------------------------------------------------------------
                                                                BALANCE AT      BALANCE AT
                                                                 BEGINNING        CLOSE
                       DESCRIPTION                                OF YEAR        OF YEAR
------------------------------------------------------------------------------------------
                                                                   (Thousands of Dollars)
ACCOUNT 233 - NOTES PAYABLE TO ASSOCIATE COMPANIES

Northeast Utilities System Money Pool                             $   -          $  5,500
                                                                  --------       --------
                                           TOTAL                  $   -          $  5,500
                                                                  ========       ========
------------------------------------------------------------------------------------------
ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES

The Connecticut Light and Power Company                           $  1,092          ($350)
Western Massachusetts Electric Company                                  47             75
Northeast Utilities Service Company                                    750         11,674
Northeast Utilities                                                    195            249
Public Service Company of New Hampshire                               -                 2
North Atlantic Energy Service Corporation                                5              5
Northeast Generation Services Company                                 -             1,146

                                                                  --------       --------
                                           TOTAL                  $  2,089       $ 12,801
                                                                  ========       ========
------------------------------------------------------------------------------------------
ACCOUNT 242 - MISCELLANEOUS CURRENT AND ACCRUED LIABILITIES

Millstone 3 Funding Liability                                     $ 51,304       $ 27,249
Pension Cost                                                        42,075         68,070
Employee Stock Option Plan Accrual                                    -             1,008
Performance Reward Program                                           6,310         11,893
Payroll Accrual                                                      3,819          3,119
Severance Accrual                                                     (158)          (817)
Miscellaneous (7 items)                                                 (5)            14
                                                                  --------       --------
                                           TOTAL                  $103,345       $110,536
                                                                  ========       ========



               ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                      For the Year Ended December 31, 1999

                                 SCHEDULE XIV

                         NOTES TO FINANCIAL STATEMENTS


INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    General
    Northeast Nuclear Energy Company (NNECO or the company) is a wholly owned subsidiary of Northeast Utilities (NU). The Connecticut Light and Power Company (CL&P), Public Service Company of New Hampshire (PSNH), Western Massachusetts Electric Company (WMECO), Holyoke Water Power Company, and North Atlantic Energy Corporation are the operating companies comprising the Northeast Utilities system (NU system) and are wholly owned by NU. NNECO acts as agent for the NU system companies and other New England utilities in operating the Millstone nuclear units. Millstone 1 and 2 are wholly owned by CL&P and WMECO. Millstone 3 is owned by CL&P, PSNH, WMECO, and other nonaffiliated utilities. The costs of the nuclear units are recorded on the books of CL&P, PSNH, WMECO, and the nonaffiliated utilities in their proportionate ownership shares.

    Other wholly owned subsidiaries of NU provide support services for the NU system companies and, in some cases, for other New England utilities. Northeast Utilities Service Company (NUSCO) provides centralized accounting, administrative, data processing, engineering, financial, legal, operational, planning, purchasing, and other services to the NU system companies. North Atlantic Energy Service Corporation has operational responsibility of the Seabrook nuclear power plant.

    All transactions among affiliated companies are on a recovery of cost basis which may include amounts representing a return on equity and are subject to approval of various federal and state regulatory agencies.

    Public Utility Regulation
    NU is registered with the Securities and Exchange Commission as a holding company under the Public Utility Holding Company Act of 1935 (the 1935
    Act). NU and its subsidiaries, including NNECO, are subject to the provisions of the 1935 Act.

    Revenues
    The company provides services to the affiliated utility companies on the basis of recovery of cost plus return on capital, as defined under the terms of agreements, which have been approved by various federal and state regulatory commissions having jurisdiction over operations of the company and the affiliated utility companies.

    Depreciation
    The provision for depreciation is calculated using the straight-line method based on estimated remaining lives of depreciable utility plant-in-service, adjusted for salvage value and removal costs, as approved by the appropriate regulatory agency.

    Except for major facilities, depreciation rates are applied to the average plant-in-service during the period. Major facilities are depreciated from the time they are placed in service. When plant is retired from service, the original cost of plant, including costs of removal, less salvage, is charged to the accumulated provision for depreciation. The depreciation rates for the several classes of utility plant-in-service are equivalent to a composite rate of 5 percent in 1999 and 4.6 percent in 1998.

2.  LEASES

    The company has entered into lease agreements with two unaffiliated third parties for the use of nuclear control room simulators for Millstone 2 and CL&P's and WMECO's share of the Millstone 3 simulator. In addition, the company's affiliates have entered into lease agreements for the use of data processing equipment, office equipment, vehicles, and office space. NNECO is billed for its proportionate share of these leases through the intercompany billing system. The provisions of these lease agreements generally provide for renewal options.

    Capital lease rental payments charged to operating expenses amounted to $6.6 million in 1999 and $4.8 million in 1998 and 1997. Operating lease rental payments charged to operating expenses amounted to $1.2 million in 1999, $5.1 million in 1998 and $6.1 million in 1997.

    Interest included in capital lease rental payments for 1999, 1998, and 1997 was $0.7 million, $1.2 million, and $1.6 million, respectively.

    Future minimum rental payments, excluding executory costs such as property taxes, state use taxes, insurance, and maintenance, under long-term noncancelable leases as of December 31, 1999, are approximately:

    Period                               Capital Leases     Operating Leases
    ------                               --------------     ----------------
                                                (Thousands of Dollars)

    2000                                      $3,400              $147
    2001                                         900                59
    2002                                        -                   32
    2003                                        -                   18
    2004                                        -                   11
    After 2004                                  -                   14
                                              ------              ----
    Future minimum lease payments              4,300              $281
    Less amount representing interest          1,400
                                              ------
    Present value of future minimum
      lease payments                          $2,900
                                              ======

3.  SHORT-TERM DEBT

    Certain subsidiaries of NU, including NNECO, are members of the NU System Money Pool (Pool). The Pool provides a more efficient use of the cash resources of the NU system, and reduces outside short-term borrowings. NUSCO administers the Pool as agent for the member companies. Short-term borrowing needs of the member companies are first met with available funds of other member companies, including funds borrowed by NU parent. NU parent may lend to the Pool, but may not borrow. Funds may be withdrawn from or repaid to the Pool at any time without prior notice. Investing and borrowing subsidiaries receive and pay interest based on the average daily federal funds rate. Borrowings based on loans from NU parent, however, bear interest at NU parent's cost and must be repaid based upon the terms of NU parent's original borrowing. At December 31, 1999 and 1998, NNECO had $5.5 million and no borrowings, respectively, outstanding from the Pool. The interest rate on borrowings from the Pool at December 31, 1999, was 4.88 percent.

4.  LONG-TERM DEBT

    Detail of long-term debt outstanding is:

    ---------------------------------------------------------------------
    December 31,                                         1999      1998
    ---------------------------------------------------------------------
                                                     (Millions of Dollars)
    7.67% Senior Notes, due 2000.................        $6.0     $12.0
    Less:  Amounts due within one year...........         6.0       6.0
                                                         ----     -----
    Long-term debt, net..........................        $  0     $ 6.0
                                                         ====     =====

    Cash sinking-fund requirements on debt outstanding at December 31, 1999 are $6.0 million for 2000. There are no cash sinking-fund requirements after 2000.

5.  PENSION BENEFITS AND POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

    The NU system subsidiaries, including NNECO, participate in a uniform noncontributory defined benefit retirement plan covering all regular NU system employees. Benefits are based on years of service and the employees' highest eligible compensation during 60 consecutive months of employment. NNECO's direct portion of the NU system's pension cost, part of which was charged to utility plant, was $10.9 million in 1999 and $6.2 million in 1998.

    Currently, NNECO funds annually an amount at least equal to that which will satisfy the requirements of the Employee Retirement Income Security Act and the Internal Revenue Code (the Code).

    The NU system subsidiaries, including NNECO, also provide certain health care benefits, primarily medical and dental, and life insurance benefits through a benefit plan to retired employees. These benefits are available for employees retiring from the NU system who have met specified service requirements. For current employees and certain retirees, the total benefit is limited to two times the 1993 per-retiree health care cost. These costs are charged to expense over the future estimated worklife of the employee. The NU system companies, including NNECO, fund postretirement costs through external trusts with amounts that have been rate-recovered and which also are tax deductible under the Code.

    Pension and trust assets are invested primarily in domestic and international equity securities and bonds.

    The following table represents information on the plans' beginning benefit obligation, fair value of plan assets and respective plans' funded status.

    The components of net cost are:

    ---------------------------------------------------------------------------
                                                   At December 31,
    ---------------------------------------------------------------------------
                                          Pension            Postretirement
                                          Benefits              Benefits
                                       1999      1998        1999      1998
    ---------------------------------------------------------------------------
    (Millions of Dollars)

    Change in benefit obligation
    Benefit obligation at beginning
      of year........................ $(140.0)  $(111.4)   $(19.3)   $(15.2)
    Service cost.....................   (10.1)     (7.2)     (1.5)     (1.0)
    Interest cost....................   (11.8)     (8.6)     (1.6)     (1.3)
    Transfers........................   (13.2)     (5.4)       -         -
    Plan amendment...................    (7.4)       -         -         -
    Actuarial (loss)/gain............     4.6     (10.2)     (1.2)     (2.8)
    Benefits paid....................     3.0       2.8       1.2       1.0
    Curtailments and settlements.....   (15.1)       -         -         -
    ---------------------------------------------------------------------------
    Benefit obligation at
      end of year.................... $(190.0)  $(140.0)   $(22.4)   $(19.3)
    ---------------------------------------------------------------------------
    Change in plan assets
    Fair value of plan assets at
      beginning of year.............. $ 121.0   $ 103.9    $ 11.9    $ 10.0
    Actual return on  plan assets....    47.3      14.5       1.5       1.3
    Employer contribution............      -         -        2.3       1.6
    Benefits paid....................    (3.0)     (2.8)     (1.2)     (1.0)
    Transfers........................   (13.1)      5.4        -         -
    ---------------------------------------------------------------------------
    Fair value of plan assets at
      end of year....................   152.2   $ 121.0    $ 14.5    $ 11.9
    ---------------------------------------------------------------------------
    Funded status at December 31.....   (37.8)  $ (19.0)     (7.9)   $ (7.3)
    Unrecognized transition amount...    (1.3)     (1.4)      3.6       3.9
    Unrecognized prior service cost..    10.1       3.5        -         -
    Unrecognized net gain............   (39.1)    (25.2)      4.3       3.4
    ---------------------------------------------------------------------------
    Accrued benefit cost............. $ (68.1)  $ (42.1)   $   -     $   -
    ---------------------------------------------------------------------------

    The following actuarial assumptions were used in calculating the plans' year-end funded status:

    ---------------------------------------------------------------------------
                                                   At December 31,
    ---------------------------------------------------------------------------
                                          Pension            Postretirement
                                          Benefits              Benefits
                                       1999      1998        1999      1998
    ---------------------------------------------------------------------------
    Discount rate....................  7.75%     7.00%       7.75%     7.00%
    Compensation/progression rate....  4.75%     4.25%       4.75%     4.25%
    Health care cost trend rate (a)..  N/A       N/A         5.57%     5.22%
    ---------------------------------------------------------------------------

    (a) The annual growth in per capita cost of covered health care benefits was assumed to decrease to 4.90 percent by 2001.

    The components of net periodic benefit cost are:

    ---------------------------------------------------------------------------
                                         For the Years Ended December 31,
    ---------------------------------------------------------------------------
                                          Pension            Postretirement
                                          Benefits              Benefits
                                       1999      1998        1999      1998
    ---------------------------------------------------------------------------
    (Millions of Dollars)

    Service cost..................... $ 10.1     $ 7.2       $ 1.5     $ 1.0
    Interest cost....................   11.8       8.6         1.6       1.3
    Expected return on plan assets...  (11.4)     (8.8)       (0.9)     (0.7)
    Amortization of  unrecognized
      transition (asset)/obligation..   (0.2)     (0.2)        0.3       0.2
    Amortization of prior
      service cost...................    0.8       0.2          -         -
    Amortization of actuarial gain...   (0.2)     (0.8)         -         -
    Other amortization, net..........     -         -         (0.2)     (0.2)
    ---------------------------------------------------------------------------
    Net periodic benefit cost........ $ 10.9     $ 6.2       $ 2.3     $ 1.6
    ---------------------------------------------------------------------------

    For calculating pension and postretirement benefit costs, the following assumptions were used:

    ---------------------------------------------------------------------------
                                         For the Years Ended December 31,
    ---------------------------------------------------------------------------
                                          Pension            Postretirement
                                          Benefits              Benefits
                                       1999      1998        1999      1998
    ---------------------------------------------------------------------------
    Discount rate....................  7.00%     7.25%       7.00%     7.25%
    Expected long-term rate
      of return......................  9.50%     9.50        N/A       N/A
    Compensation/progression rate....  4.25%     4.25%       4.25%     4.25%
    Long-term rate of return-
    Health assets, net of tax........  N/A       N/A         7.50%     7.75%
    Life assets......................  N/A       N/A         9.50%     9.50%
    ---------------------------------------------------------------------------

    Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. The effect of changing the assumed health care cost trend rate by one percentage point in each year would have the following effects:

    ---------------------------------------------------------------------------
                                            One Percentage    One Percentage
    (Millions of Dollars)                   Point Increase    Point Decrease
    ---------------------------------------------------------------------------
    Effect on  total service and
      interest cost components.......            $0.1             $(0.1)
    Effect on postretirement
     benefit obligation..............            $0.8             $(0.9)

    The trust holding the health plan assets is subject to federal income taxes.

6.  NUCLEAR GENERATION ASSETS

    Millstone 3 received the appropriate Nuclear Regulatory Commission (NRC) approvals and resumed operation in July 1998. Millstone 2 received similar NRC approvals and resumed operation in May 1999. Millstone 1 is currently in decommissioning status.

    An auction of the NU system's ownership interests in the Millstone units is expected in 2000 with a closing in 2001. Based on regulatory decisions received in 1999, management expects to recover all of its remaining nuclear stranded costs from retail customers.

7.  MERGER AGREEMENT  WITH CONSOLIDATED EDISON, INC.

    On October 13, 1999, NU and Consolidated Edison, Inc. (Con Edison) announced that they have agreed to a merger to combine the two companies. The shareholders of NU will receive $25 per share in combination of cash and Con Edison common stock.

    NU shareholders also have the right to receive an additional $1 per share if a definitive agreement to sell its interests (other than that now held by PSNH) in Millstone 2 and 3 is entered into and recommended by the Utility and Management Unit of the Connecticut Department of Public Utility Control on or prior to the later of December 31, 2000, or the closing of the merger. Further, the value of the amount of cash or common stock to be received by NU shareholders is subject to increase by an amount of $0.0034 per share per day for each day that the transaction does not close after August 5, 2000.

    Upon completion of the merger, NU will become a wholly owned subsidiary of Con Edison. The purchase is subject to the approval of the shareholders of both companies and several regulatory agencies. The companies anticipate that these regulatory procedures can be completed by July 2000.

8.  MERGER AGREEMENT WITH YANKEE ENERGY SYSTEM, INC.

    In June 1999, NU and the Yankee Energy System, Inc. (Yankee) announced an agreement to merge. On October 12, 1999, Yankee shareholders approved the proposed merger with NU. On December 20, 1999, the Connecticut Department of Public Utility Control (DPUC) issued its final decision approving the merger. In January 2000, the Securities and Exchange Commission granted final approval of the merger. On March 1, 2000, the merger was consummated and Yankee became a wholly owned subsidiary of NU. Yankee is the parent company of the Yankee Gas Service Company, the largest natural gas distribution company in Connecticut. NU paid $45 per share or $478 million in cash and stock for all Yankee shares. In addition, NU assumed $164 million of Yankee's outstanding long-term debt and all of its short-term debt which totaled $70 million in closing.


                 ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                         FOR THE YEAR ENDED DECEMBER 31, 1999

                                     SCHEDULE XV

                            COMPARATIVE INCOME STATEMENT

---------------------------------------------------------------------------------------

  ACCOUNT         DESCRIPTION                                 1999             1998
---------------------------------------------------------------------------------------
                                                               (Thousands of Dollars)

           INCOME
           ------
    457    Services rendered to associate companies          $403,527         $470,221
    458    Services rendered to nonassociate companies         67,461           61,445
    421    Miscellaneous income or loss                         1,567            2,848
                                                             --------         --------
                                     Total Income             472,555          534,514
                                                             --------         --------
           EXPENSE
           -------
  Nuclear Power Expenses
    517    Operation Supervision and Engineering               72,106           94,451
    519    Coolants and Water                                   5,304            4,743
    520    Steam Expenses                                      33,160           27,362
    523    Electric Expenses                                   10,196           10,540
    524    Miscellaneous Nuclear Power Expenses                66,980           78,377
    525    Rents                                                5,469            5,725
    528    Maintenance Supervision and Engineering             51,102           69,036
    529    Maintenance of Structures                           18,432           14,332
    530    Maintenance of Reactor Plant Equipment              54,784           88,581
    531    Maintenance of Electric Plant                       40,791           51,885
    532    Maintenance of Miscellaneous Nuclear Plant             567              500
  Transmission Expenses
    560    Operation Supervision and Engineering                    1                0
    562    Station Expenses                                     1,367            1,468
    566    Miscellaneous Transmission Expenses                      0                0
    568    Maintenance Supervision and Engineering                  0                0
    569    Maintenance of Structures                                0                0
    570    Maintenance of Station Equipment                         0                0
  Administrative and General Expenses
    920    Salaries and wages                                  15,751           12,469
    921    Office supplies and expenses                         4,115            6,969
    922    Administrative expense transferred-credit
    923    Outside services employed                           16,544           16,469
    924    Property insurance                                  (1,406)           1,098
    925    Injuries and damages                                 5,225            4,462
    926    Employee pensions and benefits                      44,348           20,758
    928    Regulatory commission expense                          163               15
    930.1  General advertising expenses                             0                0
    930.2  Miscellaneous general expenses                         946              398
    931    Rents                                                3,728            3,002
    932    Maintenance of structures and equipment                553              601
  All other expenses
    403    Depreciation and amortization expense                1,791            1,768
    408    Taxes other than income taxes                       12,739           12,860
    409    Income taxes                                        14,423            1,798
    410    Provision for deferred income taxes                    688            1,467
    411    Provision for deferred income taxes-credit         (14,304)          (5,509)
    411.5  Investment tax credit                                  (65)             (65)
    426.1  Donations                                               94               32
    426.5  Other deductions                                     2,146            4,195
    427    Interest on long-term debt                           1,360            1,907
    430    Interest on debt to associate companies                652               14
    431    Other interest expense                               1,053              747
                                                             --------         --------
                                     Total Expense            470,803          532,455
                                                             --------         --------
                               Net Income                    $  1,752         $  2,059
                                                             ========         ========


                 ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                         For the Year Ended December 31, 1999

                                ANALYSIS OF BILLING

                                ASSOCIATE COMPANIES
                                   ACCOUNT 457

-------------------------------------------------------------------------------
                                   DIRECT    INDIRECT   COMPENSATION   TOTAL
                                    COSTS      COSTS      FOR USE     AMOUNT
NAME OF ASSOCIATE COMPANY          CHARGED    CHARGED    OF CAPITAL   BILLED
-------------------------------------------------------------------------------
                                             (Thousands of Dollars)

                                     457-1      457-2         457-3
                                 ----------------------------------------------
The Connecticut Light and
  Power Company                    $318,725                  $3,600   $322,325
Western Massachusetts
  Electric Company                   74,376                     843     75,219
Public Service Company
  of New Hampshire                    5,953                      30      5,983
                                   --------   -------        ------   --------

                           TOTAL   $399,054   $     0        $4,473   $403,527
                                   ========   =======        ======   ========


                  ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                          For the Year Ended December 31, 1999

                                   ANALYSIS OF BILLING

                                 NONASSOCIATE COMPANIES
                                      ACCOUNT 458

---------------------------------------------------------------------------------------------
                                  DIRECT  INDIRECT  COMPENSATION            EXCESS    TOTAL
                                  COSTS     COSTS    FOR USE     TOTAL        OR      AMOUNT
NAME OF NONASSOCIATE COMPANY     CHARGED   CHARGED  OF CAPITAL   COSTS    DEFICIENCY  BILLED
---------------------------------------------------------------------------------------------
                                                     (Thousands of Dollars)

                                  458-1      458-2      458-3                 458-4
                                -------------------------------------------------------------
Connecticut Yankee Atomic
  Power Company                  $     0    $    0       $  0    $     0    $    0   $     0
Central Maine Power Company        5,230                   26      5,256               5,256
Central Vermont Public Service     3,623                   18      3,641               3,641
Montaup Electric Co.               8,376                   42      8,418               8,418
New England Power Co.             25,632                  127     25,759              25,759
United Illuminating Company        7,694                   37      7,731               7,731
Fitchburg Gas & Electric Co.         455                    2        457                 457
Chicopee Municipal Electric        2,854                   14      2,868               2,868
Massachusetts Municipal
  Wholesale                       10,125                   50     10,175              10,175
Lyndonville Electric Department      103                    1        104                 104
Connecticut Municipal Electric
  Coop                             2,284                   11      2,295               2,295
Vermont Electric Gen & Trans.        753                    4        757                 757
                                -------------------------------------------------------------
                                 $67,129    $    0       $332    $67,461    $    0   $67,461
                                =============================================================

INSTRUCTIONS:  Provide a brief description of the services rendered to each nonassociate company:

The Company acts as agent in operating Millstone Unit 3 for the nonassociate companies.


                   ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY
                        For the Year Ended December 31, 1999

                                    SCHEDULE XVI
                         ANALYSIS OF CHARGES FOR SERVICE
                      ASSOCIATE AND NONASSOCIATE COMPANIES

----------------------------------------------------------------------------
                                                 ASSOCIATE COMPANY CHARGES
                                                 --------------------------
ACCOUNT                                           DIRECT  INDIRECT
NUMBER      DESCRIPTION OF ITEMS                   COST     COST     TOTAL
---------------------------------------------------------------------------

Nuclear Power Expenses
517   OPERATION SUPERVISION AND ENGINEERING      $ 62,414    $0    $ 62,414
519   COOLANTS AND WATER                            4,514     0       4,514
520   STEAM EXPENSES                               27,979     0      27,979
523   ELECTRIC EXPENSES                             8,778     0       8,778
524   MISCELLANEOUS NUCLEAR POWER EXPENSES         58,214     0      58,214
525   RENTS                                         4,397     0       4,397
528   MAINTENANCE SUPERVISION AND ENGINEERING      41,995     0      41,995
529   MAINTENANCE OF STRUCTURES                    16,249     0      16,249
530   MAINTENANCE OF REACTOR PLANT EQUIPMENT       45,569     0      45,569
531   MAINTENANCE OF ELECTRIC PLANT                34,284     0      34,284
532   MAINTENANCE OF MISCELLANEOUS NUCLEAR PLANT      527     0         527
Transmission Expenses
560   OPERATION SUPERVISION AND ENGINEERING             1     0           1
562   STATION EXPENSES                                112     0         112
566   MISCELLANEOUS TRANSMISSION EXPENSES               0     0           0
568   MAINTENANCE SUPERVISION AND ENGINEERING           0     0           0
569   MAINTENANCE OF STRUCTURES                         0     0           0
570   MAINTENANCE OF STATION EQUIPMENT                  0     0           0
Administrative and General Expenses
920   SALARIES AND WAGES                           13,716     0      13,716
921   OFFICE SUPPLIES AND EXPENSES                  3,595     0       3,595
922   ADMINISTRATIVE EXPENSE TRANSFERRED-CREDIT         0     0           0
923   OUTSIDE SERVICES EMPLOYED                    15,232     0      15,232
924   PROPERTY INSURANCE                           (1,389)    0      (1,389)
925   INJURIES AND DAMAGES                          4,528     0       4,528
926   EMPLOYEE PENSIONS AND BENEFITS               38,541     0      38,541
928   REGULATORY COMMISSION EXPENSE                   146     0         146
930.1 GENERAL ADVERTISING EXPENSES                      0     0           0
930.2 MISCELLANEOUS GENERAL EXPENSES                  830     0         830
931   RENTS                                         3,208     0       3,208
932   MAINTENANCE OF STRUCTURES AND EQUIPMENT         481     0         481
All other expenses                                            0
403   DEPRECIATION AND AMORTIZATION EXPENSES        1,681     0       1,681
408   TAXES OTHER THAN INCOME TAXES                11,140     0      11,140
409   INCOME TAXES                                 14,452     0      14,452
410   PROVISION FOR DEFERRED INCOME TAXES             688     0         688
411   PROVISION FOR DEFERRED INCOME TAXES-CREDIT  (14,304)    0     (14,304)
411.5 INVESTMENT TAX CREDIT                           (65)    0         (65)
426.1 DONATIONS                                        85     0          85
426.5 OTHER DEDUCTIONS                              1,885     0       1,885
427   INTEREST ON LONG-TERM DEBTS                       0     0           0
430   INTEREST ON DEBT TO ASSOCIATE COMPANIES           0     0           0
431   OTHER INTEREST EXPENSE                        1,053     0       1,053
                                                 --------------------------
                          SUBTOTAL EXPENSES =     400,536     0     400,536

      COMPENSATION FOR USE OF CAPITAL=
427   INTEREST ON LONG-TERM DEBTS                                     1,360
430   INTEREST ON DEBT TO ASSOCIATE COMPANIES                           652
431   OTHER INTEREST EXPENSE                                              0
525   RENTS                                                             708
                                                                   ---------
                             TOTAL EXPENSES =                       403,256
421   MISCELLANEOUS INCOME - CREDIT                (1,481)    0      (1,481)
      NET INCOME                                                      1,752
                                                 --------------------------
           TOTAL COST OF SERVICE =               $399,055    $0    $403,527
                                                 ==========================

INSTRUCTION:  Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.


                   ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY
                          For the Year Ended December 31, 1999

                                     SCHEDULE XVI
                            ANALYSIS OF CHARGES FOR SERVICE
                          ASSOCIATE AND NONASSOCIATE COMPANIES

------------------------------------------------------------------------------
                                                  NONASSOCIATE COMPANY CHARGES
                                                 -----------------------------
ACCOUNT                                           DIRECT INDIRECT
NUMBER      DESCRIPTION OF ITEMS                   COST    COST      TOTAL
------------------------------------------------------------------------------
                                                        (Thousands of Dollars)
Nuclear Power Expenses
517   OPERATION SUPERVISION AND ENGINEERING      $ 9,692    $0      $ 9,692
519   COOLANTS AND WATER                             790     0          790
520   STEAM EXPENSES                               5,181     0        5,181
523   ELECTRIC EXPENSES                            1,418     0        1,418
524   MISCELLANEOUS NUCLEAR POWER EXPENSES         8,766     0        8,766
525   RENTS                                           31     0           31
528   MAINTENANCE SUPERVISION AND ENGINEERING      9,107     0        9,107
529   MAINTENANCE OF STRUCTURES                    2,183     0        2,183
530   MAINTENANCE OF REACTOR PLANT EQUIPMENT       9,215     0        9,215
531   MAINTENANCE OF ELECTRIC PLANT                6,507     0        6,507
532   MAINTENANCE OF MISCELLANEOUS NUCLEAR PLANT      40     0           40
Transmission Expenses
560   OPERATION SUPERVISION AND ENGINEERING            0     0            0
562   STATION EXPENSES                             1,255     0        1,255
566   MISCELLANEOUS TRANSMISSION EXPENSES              0     0            0
568   MAINTENANCE SUPERVISION AND ENGINEERING          0     0            0
569   MAINTENANCE OF STRUCTURES                        0     0            0
570   MAINTENANCE OF STATION EQUIPMENT                 0     0            0
Administrative and General Expenses
920   SALARIES AND WAGES                           2,035     0        2,035
921   OFFICE SUPPLIES AND EXPENSES                   520     0          520
922   ADMINISTRATIVE EXPENSE TRANSFERRED-CREDIT        0     0            0
923   OUTSIDE SERVICES EMPLOYED                    1,312     0        1,312
924   PROPERTY INSURANCE                             (17)    0          (17)
925   INJURIES AND DAMAGES                           697     0          697
926   EMPLOYEE PENSIONS AND BENEFITS               5,807     0        5,807
928   REGULATORY COMMISSION EXPENSE                   17     0           17
930.1 GENERAL ADVERTISING EXPENSES                     0     0            0
930.2 MISCELLANEOUS GENERAL EXPENSES                 116     0          116
931   RENTS                                          520     0          520
932   MAINTENANCE OF STRUCTURES AND EQUIPMENT         72     0           72
All other expenses                                           0
403   DEPRECIATION AND AMORTIZATION EXPENSES         110     0          110
408   TAXES OTHER THAN INCOME TAXES                1,599     0        1,599
409   INCOME TAXES                                   (29)    0          (29)
410   PROVISION FOR DEFERRED INCOME TAXES              0     0            0
411   PROVISION FOR DEFERRED INCOME TAXES-CREDIT       0     0            0
411.5 INVESTMENT TAX CREDIT                            0     0            0
426.1 DONATIONS                                        9     0            9
426.5 OTHER DEDUCTIONS                               261     0          261
427   INTEREST ON LONG-TERM DEBTS                      0     0            0
430   INTEREST ON DEBT TO ASSOCIATE COMPANIES          0     0            0
431   OTHER INTEREST EXPENSE                           0     0            0
                                                 ----------------------------
                          SUBTOTAL EXPENSES =     67,214     0       67,214

      COMPENSATION FOR USE OF CAPITAL=
427   INTEREST ON LONG-TERM DEBTS                                         0
430   INTEREST ON DEBT TO ASSOCIATE COMPANIES                             0
431   OTHER INTEREST EXPENSE                                              0
525   RENTS                                                             333
                                                                  ---------
                             TOTAL EXPENSES =                        67,547
421   MISCELLANEOUS INCOME - CREDIT                  (86)    0          (86)
      NET INCOME                                                          0
                                                 ---------------------------
           TOTAL COST OF SERVICE =               $67,128    $0      $67,461
                                                 ===========================

INSTRUCTION:  Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.


                ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY
                       For the Year Ended December 31, 1999

                                   SCHEDULE XVI
                          ANALYSIS OF CHARGES FOR SERVICE
                       ASSOCIATE AND NONASSOCIATE COMPANIES

-------------------------------------------------------------------------------
                                                    TOTAL CHARGES FOR SERVICE
                                                 ------------------------------
ACCOUNT                                            DIRECT  INDIRECT
NUMBER      DESCRIPTION OF ITEMS                    COST     COST      TOTAL
-------------------------------------------------------------------------------

Nuclear Power Expenses
517   OPERATION SUPERVISION AND ENGINEERING       $ 72,106     $0    $ 72,106
519   COOLANTS AND WATER                             5,304      0       5,304
520   STEAM EXPENSES                                33,160      0      33,160
523   ELECTRIC EXPENSES                             10,196      0      10,196
524   MISCELLANEOUS NUCLEAR POWER EXPENSES          66,980      0      66,980
525   RENTS                                          4,428      0       4,428
528   MAINTENANCE SUPERVISION AND ENGINEERING       51,102      0      51,102
529   MAINTENANCE OF STRUCTURES                     18,432      0      18,432
530   MAINTENANCE OF REACTOR PLANT EQUIPMENT        54,784      0      54,784
531   MAINTENANCE OF ELECTRIC PLANT                 40,791      0      40,791
532   MAINTENANCE OF MISCELLANEOUS NUCLEAR PLANT       567      0         567
Transmission Expenses
560   OPERATION SUPERVISION AND ENGINEERING              1      0           1
562   STATION EXPENSES                               1,367      0       1,367
566   MISCELLANEOUS TRANSMISSION EXPENSES                0      0           0
568   MAINTENANCE SUPERVISION AND ENGINEERING            0      0           0
569   MAINTENANCE OF STRUCTURES                          0      0           0
570   MAINTENANCE OF STATION EQUIPMENT                   0      0           0
Administrative and General Expenses
920   SALARIES AND WAGES                            15,751      0      15,751
921   OFFICE SUPPLIES AND EXPENSES                   4,115      0       4,115
922   ADMINISTRATIVE EXPENSE TRANSFERRED-CREDIT          0      0           0
923   OUTSIDE SERVICES EMPLOYED                     16,544      0      16,544
924   PROPERTY INSURANCE                            (1,406)     0      (1,406)
925   INJURIES AND DAMAGES                           5,225      0       5,225
926   EMPLOYEE PENSIONS AND BENEFITS                44,348      0      44,348
928   REGULATORY COMMISSION EXPENSE                    163      0         163
930.1 GENERAL ADVERTISING EXPENSES                       0      0           0
930.2 MISCELLANEOUS GENERAL EXPENSES                   946      0         946
931   RENTS                                          3,728      0       3,728
932   MAINTENANCE OF STRUCTURES AND EQUIPMENT          553      0         553
All other expenses
403   DEPRECIATION AND AMORTIZATION EXPENSES         1,791      0       1,791
408   TAXES OTHER THAN INCOME TAXES                 12,739      0      12,739
409   INCOME TAXES                                  14,423      0      14,423
410   PROVISION FOR DEFERRED INCOME TAXES              688      0         688
411   PROVISION FOR DEFERRED INCOME TAXES-CREDIT   (14,304)     0     (14,304)
411.5 INVESTMENT TAX CREDIT                            (65)     0         (65)
426.1 DONATIONS                                         94      0          94
426.5 OTHER DEDUCTIONS                               2,146      0       2,146
427   INTEREST ON LONG-TERM DEBTS                        0      0           0
430   INTEREST ON DEBT TO ASSOCIATE COMPANIES            0      0           0
431   OTHER INTEREST EXPENSE                         1,053      0       1,053
                                                 ------------------------------
                          SUBTOTAL EXPENSES =      467,750      0     467,750

      COMPENSATION FOR USE OF CAPITAL=
427   INTEREST ON LONG-TERM DEBTS                                       1,360
430   INTEREST ON DEBT TO ASSOCIATE COMPANIES                             652
431   OTHER INTEREST EXPENSE                                                0
525   RENTS                                                             1,041
                                                                    ----------
                             TOTAL EXPENSES =                         470,803
421   MISCELLANEOUS INCOME - CREDIT                 (1,567)     0      (1,567)
      NET INCOME                                                        1,752
                                                 -----------------------------
           TOTAL COST OF SERVICE =                $466,183     $0    $470,988
                                                 =============================

INSTRUCTION:  Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.



                  ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY
                         For the Year Ended December 31, 1999

                                    SCHEDULE XVII
                         SCHEDULE OF EXPENSE DISTRIBUTION BY
                           DEPARTMENT OR SERVICE FUNCTION

----------------------------------------------------------------------------
 ACCOUNT                                                TOTAL
 NUMBER        DESCRIPTION OF ITEMS                     AMOUNT    OVERHEAD
----------------------------------------------------------------------------
                                                      (Thousands of Dollars)
Nuclear Power Expenses
517      OPERATION SUPERVISION AND ENGINEERING         $ 72,106      $    0
519      COOLANTS AND WATER                               5,304           0
520      STEAM EXPENSES                                  33,160           0
523      ELECTRIC EXPENSES                               10,196           0
524      MISCELLANEOUS NUCLEAR POWER EXPENSES            66,980           0
525      RENTS                                            5,469       1,041
528      MAINTENANCE SUPERVISION AND ENGINEERING         51,102           0
529      MAINTENANCE OF STRUCTURES                       18,432           0
530      MAINTENANCE OF REACTOR PLANT EQUIPMENT          54,784           0
531      MAINTENANCE OF ELECTRIC PLANT                   40,791           0
532      MAINTENANCE OF MISCELLANEOUS NUCLEAR PLANT         567           0
Transmission Expenses
560      OPERATION SUPERVISION AND ENGINEERING                1           0
562      STATION EXPENSES                                 1,367           0
566      MISCELLANEOUS TRANSMISSION EXPENSES                  0           0
568      MAINTENANCE SUPERVISION AND ENGINEERING              0           0
569      MAINTENANCE OF STRUCTURES                            0           0
570      MAINTENANCE OF STATION EQUIPMENT                     0           0
Administrative and General Expenses
920      SALARIES AND WAGES                              15,751           0
921      OFFICE SUPPLIES AND EXPENSES                     4,115           0
922      ADMINISTRATIVE EXPENSE TRANSFERRED-CREDIT            0           0
923      OUTSIDE SERVICES EMPLOYED                       16,544           0
924      PROPERTY INSURANCE                              (1,406)          0
925      INJURIES AND DAMAGES                             5,225           0
926      EMPLOYEE PENSIONS AND BENEFITS                  44,348           0
928      REGULATORY COMMISSION EXPENSE                      163           0
930.1    GENERAL ADVERTISING EXPENSES                         0           0
930.2    MISCELLANEOUS GENERAL EXPENSES                     946           0
931      RENTS                                            3,728           0
932      MAINTENANCE OF STRUCTURES AND EQUIPMENT            553           0
All other expenses
403      DEPRECIATION AND AMORTIZATION EXPENSES           1,791           0
408      TAXES OTHER THAN INCOME TAXES                   12,739           0
409      INCOME TAXES                                    14,423           0
410      PROVISION FOR DEFERRED INCOME TAXES                688           0
411      PROVISION FOR DEFERRED INCOME TAXES-CREDIT     (14,304)          0
411.5    INVESTMENT TAX CREDIT                              (65)          0
426.1    DONATIONS                                           94           0
426.5    OTHER DEDUCTIONS                                 2,146           0
427      INTEREST ON LONG-TERM DEBTS                      1,360       1,360
430      INTEREST ON DEBT TO ASSOCIATE COMPANIES            652         652
431      OTHER INTEREST EXPENSE                           1,053           0
                                                      ----------------------
                                TOTAL EXPENSES =        470,803       3,053
                                                      ======================

INSTRUCTIONS:  Indicate each department or service function. (See Instruction
               01-3 General Structure of Accounting System: Uniform System of Accounts)

                    ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY
                           For the Year Ended December 31, 1999

                                      SCHEDULE XVII
                           SCHEDULE OF EXPENSE DISTRIBUTION BY
                             DEPARTMENT OR SERVICE FUNCTION

------------------------------------------------------------------------------------------
                                                         DEPARTMENT OR SERVICE FUNCTION
                                                      ------------------------------------
 ACCOUNT                                               MILLSTONE   MILLSTONE   MILLSTONE
 NUMBER        DESCRIPTION OF ITEMS                     UNIT #1     UNIT #2     UNIT #3
------------------------------------------------------------------------------------------
                                                             (Thousands of Dollars)
Nuclear Power Expenses
517      OPERATION SUPERVISION AND ENGINEERING            $ 9,047    $ 32,772    $ 30,287
519      COOLANTS AND WATER                                   597       2,238       2,469
520      STEAM EXPENSES                                     4,628      12,331      16,201
523      ELECTRIC EXPENSES                                  1,676       4,085       4,435
524      MISCELLANEOUS NUCLEAR POWER EXPENSES              11,897      28,889      26,194
525      RENTS                                              1,093       1,873       1,462
528      MAINTENANCE SUPERVISION AND ENGINEERING            2,558      20,085      28,459
529      MAINTENANCE OF STRUCTURES                          1,127      10,479       6,826
530      MAINTENANCE OF REACTOR PLANT EQUIPMENT             4,056      21,915      28,813
531      MAINTENANCE OF ELECTRIC PLANT                      1,947      18,497      20,347
532      MAINTENANCE OF MISCELLANEOUS NUCLEAR PLANT           168         275         124
Transmission Expenses
560      OPERATION SUPERVISION AND ENGINEERING                  1           0           0
562      STATION EXPENSES                                       0           0       1,367
566      MISCELLANEOUS TRANSMISSION EXPENSES                    0           0           0
568      MAINTENANCE SUPERVISION AND ENGINEERING                0           0           0
569      MAINTENANCE OF STRUCTURES                              0           0           0
570      MAINTENANCE OF STATION EQUIPMENT                       0           0           0
Administrative and General Expenses
920      SALARIES AND WAGES                                 3,460       5,648       6,643
921      OFFICE SUPPLIES AND EXPENSES                         918       1,538       1,659
922      ADMINISTRATIVE EXPENSE TRANSFERRED-CREDIT              0           0           0
923      OUTSIDE SERVICES EMPLOYED                          2,051       3,516      10,977
924      PROPERTY INSURANCE                                  (978)       (373)        (55)
925      INJURIES AND DAMAGES                                 902       2,143       2,180
926      EMPLOYEE PENSIONS AND BENEFITS                     8,683      17,507      18,158
928      REGULATORY COMMISSION EXPENSE                         33          70          60
930.1    GENERAL ADVERTISING EXPENSES                           0           0           0
930.2    MISCELLANEOUS GENERAL EXPENSES                       206         355         385
931      RENTS                                                734       1,367       1,627
932      MAINTENANCE OF STRUCTURES AND EQUIPMENT              130         198         225
All other expenses
403      DEPRECIATION AND AMORTIZATION EXPENSES               773         530         488
408      TAXES OTHER THAN INCOME TAXES                      3,539       4,201       4,999
409      INCOME TAXES                                       7,277       7,236         (90)
410      PROVISION FOR DEFERRED INCOME TAXES                  344         344           0
411      PROVISION FOR DEFERRED INCOME TAXES-CREDIT        (7,152)     (7,152)          0
411.5    INVESTMENT TAX CREDIT                                (32)        (33)          0
426.1    DONATIONS                                             28          38          28
426.5    OTHER DEDUCTIONS                                     543         787         816
427      INTEREST ON LONG-TERM DEBTS                            0           0           0
430      INTEREST ON DEBT TO ASSOCIATE COMPANIES                0           0           0
431      OTHER INTEREST EXPENSE                               526         526           1
                                                      ------------------------------------
                                TOTAL EXPENSES =          $60,780    $191,885    $215,085
                                                      ====================================

INSTRUCTIONS:  Indicate each department or service function.  (See Instruction
               01-3 General Structure of Accounting System: Uniform System of Accounts)


            ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                   For the Year Ended December 31, 1999

                            SCHEDULE XVII
                            -------------

                      KEYS FOR SERVICE FUNCTIONS
                      --------------------------

  KEYS                     SERVICE FUNCTION
  ----                     ----------------

            The individual unit for which NNECO provides service is listed separately on Page 24.




                 ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY
                        For the Year Ended December 31, 1999
                         DEPARTMENTAL ANALYSIS OF SALARIES
                         ---------------------------------


                                    DEPARTMENTAL SALARY EXPENSE
NAME OF DEPARTMENT                 INCLUDED IN AMOUNTS BILLED TO      NUMBER OF
------------------            --------------------------------------- PERSONNEL
Indicate each dept.             TOTAL   PARENT    OTHER       NON        END
or service function.           AMOUNT  COMPANY ASSOCIATES ASSOCIATES   OF YEAR
--------------------          --------------------------------------- ---------
                                       (Thousands of Dollars)

MILLSTONE UNIT #1              $22,062      $0   $ 22,062    $     0       234

MILLSTONE UNIT #2               57,617       0     57,617          0       676

MILLSTONE UNIT #3               61,137       0     41,575     19,562       941
                              --------------------------------------- ---------

                              $140,816      $0   $121,254    $19,562     1,851
                              ======================================= =========



                        ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                               For the Year Ended December 31, 1999

                                    OUTSIDE SERVICES EMPLOYED

INSTRUCTIONS: Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown.  Provide a subtotal for each type of service.

----------------------------------------------------------------------------------------
                                                                RELATIONSHIP
                                                                "A"-ASSOCIATE
                                                                  "NA"-NON
          FROM WHOM PURCHASED                  ADDRESS            ASSOCIATE    AMOUNT
----------------------------------------------------------------------------------------
                                                                             (Thousands
                                                                             of Dollars)
ENGINEERING SERVICES
--------------------
ABB CE                                                               NA         $ 1,038
BARTLETT NUCLEAR INC                                                 NA             511
BLUE RIDGE TECHNOLOGIES INC                                          NA             153
CATARACT INC                                                         NA           1,870
CONTINGENCY MANAGEMENT ASSOC                                         NA           1,727
DUKE ENG & SERVICES INC                                              NA             649
ENTOR CORP                                                           NA             277
JANUS MANAGEMENT ASSOCIATES                                          NA             229
LITTLE HARBOR CONSULTANTS INC                                        NA             120
ONSITE                                                               NA           1,059
PARSONS POWER GROUP INC                                              NA             380
PECO NUCLEAR                                                         NA             159
RCM TECHNOLOGIES INC                                                 NA             161
SECORE L L C                                                         NA             208
STONE & WEBSTER ENGINEERING                                          NA             467
TATHAM PROCESS ENGINEERING                                           NA             155
TEKTON RESOURCES                                                     NA             943
TELEDYNE ENGINEERING SERVICES                                        NA             151
VIRGINIA POWER                                                       NA           1,209
W D ASSOCIATES INC                                                   NA             157
MISCELLANEOUS (13 PAYEES)                                            NA             118
                                                                                -------
     TOTAL ENGINEERING SERVICES                                                 $11,741
                                                                                =======
LEGAL SERVICES
--------------
ADAMS NASH & HASKELL INC                                             NA         $   157
DAY BERRY & HOWARD                                                   NA             408
HAGLER BAILLY CONSULTING                                             NA             308
KILLIAN & GEPHART                                                    NA             116
MORGAN LEWIS & BOCKIUS LLP                                           NA           3,726
PRENTICE H MARSHALL                                                  NA             110
RALPH G BIRD                                                         NA             353
THE NIELSON WURSTER GROUP                                            NA             399
UPDIKE KELLY & SPELLACY                                              NA             797
WINSTON & STRAWN                                                     NA             110
MISCELLANEOUS (1 PAYEE)                                              NA              40
                                                                                -------
     TOTAL LEGAL SERVICES                                                       $ 6,524
                                                                                =======

SECURITY SERVICES
-----------------
BURNS INTL SECURITY SERVICES                                         NA         $ 7,088
MISCELLANEOUS (1 PAYEE)                                              NA              10
                                                                                -------
     TOTAL SECURITY SERVICES                                                    $ 7,098
                                                                                =======
TELECOMMUNICATION SERVICES
--------------------------
SNET                                                                 NA         $   545
MISCELLANEOUS (2 PAYEES)                                             NA              31
                                                                                -------
     TOTAL TELECOMMUNICATION SERVICES                                           $   576
                                                                                =======
TEMPORARY EMPLOYMENT SERVICES
-----------------------------
MANPOWER, INC.                                                       NA         $   228
NEW ENGLAND MECH SVC INC                                             NA             259
NUCON                                                                NA             959
                                                                                -------
     TOTAL TEMPORARY EMPLOYMENT SERVICES                                        $ 1,446
                                                                                =======
WATER TREATMENT SERVICES
------------------------
ECOLOCHEM                                                            NA         $   979
                                                                                -------
     TOTAL WATER TREATMENT SERVICES                                             $   979
                                                                                =======
COMPUTERS SERVICES
------------------
INTERGRAPH CORP                                                      NA         $   192
SCIENTECH INC                                                        NA             767
SMS SYSTEMS MAINTENANCE SERV                                         NA             227
MISCELLANEOUS (1 PAYEE)                                              NA              18
                                                                                -------
     TOTAL COMPUTER SERVICES                                                    $ 1,204
                                                                                =======
OTHER SERVICES
--------------
DDI CUSTOMER SERVICE INC                                             NA         $   134
EXECUTIVE CONSULTING INC                                             NA             488
HORACE COFER ASSOCIATES INC                                          NA             268
MEGAN CORP                                                           NA             316
NILSSON & ASSOCIATES                                                 NA             916
PRICEWATERHOUSECOOPERS LLP                                           NA             404
THAMES RECORDS MANAGEMENT INC                                        NA             177
THE PACIFIC INSTITUTE                                                NA             278
VPA CORPORATION                                                      NA             137
MISCELLANEOUS (301 PAYEES)                                           NA           3,856
                                                                                -------
     TOTAL OTHER SERVICES                                                       $ 6,974
                                                                                =======

NORTHEAST UTILIITES SERVICE COMPANY
(Supplies centralized accounting,
administrative, data processing,
engineering, financial, legal,
operational, planning, purchasing
and other services)                                                   A         $ 5,249
                                                                                =======
     GRAND TOTAL                                                                $41,791
                                                                                =======


                            ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY
                                   For the Year Ended December 31, 1999

                        OUTSIDE SERVICES EMPLOYED FOR PAYEES GREATER THAN $100,000


PAYEE NAME                    DESCRIPTION OF SERVICES RENDERED
----------------------------------------------------------------------------------------------------
ENGINEERING SERVICES
--------------------
ABB CE                        COMBUSTION ENGINEERING RELATED SERVICES
BARTLETT NUCLEAR INC          PROVIDE HEALTH PHYSICS AND DECONTAMINATION SERVICES
BLUE RIDGE TECHNOLOGIES INC   CONSULTING SERVICES TO PROVIDE MILLSTONE ACCREDITATION ASSISTANCE
CATARACT INC                  ENGINEERING TECHNICAL SUPPORT SERVICES
CONTINGENCY MANAGEMENT ASSOC  FURNISH FIRE PROTECTION SERVICES - MILLSTONE FACILITY
DUKE ENG & SERVICES INC       ENGINEERING SUPPORT FOR THE MILLSTONE DESIGN ENGINEERING GROUP
ENTOR CORP                    ENGINEERING TECHNICAL SUPPORT SERVICES
JANUS MANAGEMENT ASSOCIATES   FURNISH CONSULTING SERVICES IN CONNECTION WITH ARBITRATION ISSUES
LITTLE HARBOR CONSULTANTS INC INDEPENDENT THIRD PARTY OVERSIGHT OF EMPLOYEE SAFETY CONCERNS PROGRAM
                              AT MILLSTONE
ONSITE                        ENGINEERING SERVICES RELATED TO OPERATION AND MAINTENANCE
PARSONS POWER GROUP INC       CONSULTING SERVICES TO PROVIDE AN INDEPENDENT CORRECTIVE ACTION
                              VERIFICATION PROGRAM (ICAVP)
PECO NUCLEAR                  MANAGEMENT AND ENGINEERING CONSULTING SERVICES AT MILLSTONE
                              ACTIVITIES
RCM TECHNOLOGIES INC          ENGINEERING CONSULTING SERVICES AT MILLSTONE
SECORE L L C                  PROVIDE SCHEDULING SERVICES TO MILLSTONE
STONE & WEBSTER ENGINEERING   ENGINEERING TECHNICAL SUPPORT SERVICES
TATHAM PROCESS ENGINEERING    ENGINEERING SERVICES RELATED TO CONTINUOUS PROCESS IMPROVEMENT
TEKTON RESOURCES              ENGINEERING TECHNICAL SUPPORT SERVICES
TELEDYNE ENGINEERING SERVICES ENGINEERING TECHNICAL SUPPORT SERVICES
VIRGINIA POWER                MANAGEMENT AND ENGINEERING CONSULTING SERVICES AT MILLSTONE
W D ASSOCIATES INC            OPERATIONS, PROCESS, REGULATORY LICENSING & ENGINEERING CONSULTING
                              SERVICES FOR MILLSTONE RESTART EFFORTS

LEGAL SERVICES
--------------
ADAMS NASH & HASKELL INC      FURNISH LEGAL SERVICES ON AN AS REQUESTED BASIS
DAY BERRY & HOWARD            FURNISH LEGAL SERVICES ON AN AS REQUESTED BASIS
HAGLER BAILLY CONSULTING      LEGAL AND CONSULTING SERVICES TO SUPPORT CALCULATION OF STRANDED COSTS
KILLIAN & GEPHART             FURNISH LEGAL SERVICES ON AN AS REQUESTED BASIS
MORGAN LEWIS & BOCKIUS LLP    FURNISH LEGAL SERVICES ON AN AS REQUESTED BASIS
PRENTICE H MARSHALL           PROVIDE ARBITRATION SERVICES
RALPH G BIRD                  CONSULTING SERVICES TO SUPPORT LEGAL PROCEEDINGS FOR MILLSTONE OUTAGES
THE NIELSON WURSTER GROUP     FURNISH LEGAL SERVICES ON AN AS REQUESTED BASIS
UPDIKE KELLY & SPELLACY       FURNISH LEGAL SERVICES ON AN AS REQUESTED BASIS
WINSTON & STRAWN              FURNISH LEGAL SERVICES ON AN AS REQUESTED BASIS

SECURITY SERVICES
-----------------
BURNS INTL SECURITY SERVICES  FURNISH SECURITY SERVICES AND EQUIPMENT FOR BASELINE SECURITY SUPPORT

TELECOMMUNICATION SERVICES
--------------------------
SNET                          PROVIDE TELEPHONE SERVICES

TEMPORARY EMPLOYMENT SERVICES
-----------------------------
MANPOWER, INC.                FURNISH TEMPORARY LABOR SERVICES
NEW ENGLAND MECH SVC INC      FURNISH TEMPORARY LABOR SERVICES
NUCON                         FURNISH TEMPORARY LABOR SERVICES

WATER TREATMENT SERVICES
-------------------------
ECOLOCHEM                     PROVIDE WATER TREATMENT PURIFICATION SERVICES

COMPUTER SERVICES
-----------------
INTERGRAPH CORP               PROVIDE COMPUTER EQUIPMENT AND SUPPLIES
SCIENTECH INC                 CONSULTING SERVICES; DATA INTERFACE AND OTHER SOFTWARE WORK
SMS SYSTEMS MAINTENANCE SERV  PROVIDE COMPUTER HARDWARE MAINTENANCE

OTHER SERVICES
---------------
DDI CUSTOMER SERVICE INC      PROVIDE CONSULTING SERVICES FOR LEADERSHIP ASSESSMENTS
EXECUTIVE CONSULTING INC      PROVIDE CONSULTING SERVICES FOR TRAINING
HORACE COFER ASSOCIATES INC   PROVIDE CONSULTING SERVICES FOR TRAINING
MEGAN CORP                    PROVIDE CONSULTING SERVICES FOR MILLSTONE
NILSSON & ASSOCIATES          PROVIDE CONSULTING SERVICES FOR MILLSTONE
PRICE WATERHOUSE COOPERS LLP  PROVIDE CONSULTING SERVICES FOR NORTHEAST UTILITIES' STRATEGIC
                              ENVIRONMENTAL PLAN
THAMES RECORDS MANAGEMENT INC PROVIDE RECORD MANAGEMENT SERVICES
THE PACIFIC INSTITUTE         PROVIDE CONSULTING SERVICES FOR MILLSTONE
VPA CORPORATION               PROVIDE CONSULTING SERVICES FOR MILLSTONE


         ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                 For the Year Ended December 31, 1999

                    EMPLOYEE PENSIONS AND BENEFITS
                             ACCOUNT 926


INSTRUCTIONS:  Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

------------------------------------------------------------------------
                DESCRIPTION                               AMOUNT
------------------------------------------------------------------------
                                                  (Thousands of Dollars)

Pension Plan                                                $ 9,244
Supplemental Retirement and Savings Plan                      4,222
Post Retirement Medical Benefit - FAS 106                     2,902
Early Retirement Program                                     16,080
Group Life, Long-term Disability, Hospital
  and Medical Insurance Expenses                             11,803
Other Employee Benefits Expenses                                 97
                                                            -------
                                           TOTAL            $44,348
                                                            =======



              ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                     For the Year Ended December 31, 1999


                         GENERAL ADVERTISING EXPENSES
                                ACCOUNT 930.1


INSTRUCTIONS:  Provide a listing of the amount included in Account 930.1,
               "General Advertising Expenses," classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

------------------------------------------------------------------------------
     DESCRIPTION                  NAME OF PAYEE                AMOUNT
------------------------------------------------------------------------------
                                                        (Thousands of Dollars)

                                                               ---------
                                              TOTAL            $    -
                                                               =========




            ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                   For the Year Ended December 31, 1999


                      MISCELLANEOUS GENERAL EXPENSES
                              ACCOUNT 930.2


INSTRUCTIONS:  Provide a listing of the amount included in Account 930.2,
               "Miscellaneous General Expenses," classifying such expenses according to their nature. Payments and expenses permitted by Sections 321(b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C.
               Section 441(b)(2)) shall be separately classified.

--------------------------------------------------------------------------
                DESCRIPTION                               AMOUNT
--------------------------------------------------------------------------
                                                  (Thousands of Dollars)

Services billed from Northeast Utilities Service           $896
  Company (an associate company)

Research and development                                     50

Other miscellaneous expenses                                 -
                                                            ----
                                           TOTAL            $946
                                                            ====



\
              ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                    For the Year Ended December 31, 1999

                                    RENTS


INSTRUCTIONS:  Provide a listing of the amount included in "Rents," classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.


---------------------------------------------------------------------------
             TYPE OF PROPERTY                             AMOUNT
---------------------------------------------------------------------------
                                                  (Thousands of Dollars)

Buildings/office space                                      $    91

Computer/office equipment                                       535

Vehicles                                                      1,587

Simulator                                                     5,035

Services billed from Northeast Utilities Service
  Company (an associate company)                              3,551

                                                            -------
                                           TOTAL            $10,799
                                                            =======



               ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                        For the Year Ended December 31, 1999

                          TAXES OTHER THAN INCOME TAXES
                                   ACCOUNT 408


INSTRUCTIONS:  Provide an analysis of Account 408, "Taxes Other Than Income
               Taxes." Separate the analysis into two groups: (1) Other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

-------------------------------------------------------------------------
                KIND OF TAX                               AMOUNT
-------------------------------------------------------------------------
                                                  (Thousands of Dollars)

(1) Other Than U.S. Government Taxes:

    Connecticut Unemployment                                $   374
    Connecticut Insurance Premium Excise Tax                     15
    Massachusetts Unemployment                                    1
    New Hampshire Business Enterprise Tax                         1
    Local property                                            1,254
    Connecticut Sales Tax                                        45
    Connecticut Corporate Business Tax                          127
    Connecticut Transportation Tax of Hazardous Waste             2
                                                            -------
               Sub-Total                                      1,819
                                                            -------
(2) U.S. Government Taxes:

    Federal Insurance Contribution Act                        8,681
    Medicare Tax                                              2,359
    Federal Excise                                             (245)
    Federal Unemployment                                        125
                                                            -------
               Sub-Total                                     10,920
                                                            -------
                                           TOTAL            $12,739
                                                            =======


                ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                       For the Year Ended December 31, 1999


                                    DONATIONS
                                   ACCOUNT 426.1


INSTRUCTIONS:  Provide a listing of the amount included in Account 426.1,
               "Donations," classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

-------------------------------------------------------------------------------
NAME OF RECIPIENT                     PURPOSE OF DONATION            AMOUNT
-------------------------------------------------------------------------------
                                                                   (Thousands
                                                                   of Dollars)

Services billed from Northeast Utilities                               $20
  Service Company (an associate company)

OpSail New London 2000                                                  10

Salvation Army                                                           6

Southeastern Connecticut
  Enterprise Region                                                      4

Submarine Force Library and
  Museum Association, Inc.                                              12

Summer Music at Harkness 2000                                           25

Miscellaneous (9 payees)                                                17

                                                                       ---
                                                        TOTAL          $94
                                                                       ===


                ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                      For the Year Ended December 31, 1999

                               OTHER DEDUCTIONS
                                ACCOUNT 426.5


INSTRUCTIONS:  Provide a listing of the amount included in Account 426.5,
               "Other Deductions," classifying such expenses according to their nature.

---------------------------------------------------------------------------
         DESCRIPTION                    NAME OF PAYEE             AMOUNT
---------------------------------------------------------------------------

Executive incentive
 compensation plan            Various Officers                    $1,192

Services billed from Northeast
 Utilities Service Company
 (an associate company)                                              829

Civil Penalties               United States Nuclear
                               Regulatory Commission                  88

Communication services        Miscellaneous (29 payees)               37

                                                                  ------
                                                          TOTAL   $2,146
                                                                  ======


                ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                       For the Year Ended December 31, 1999

                                     SCHEDULE XVIII

                            NOTES TO STATEMENTS OF INCOME


INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements of income or any account thereof. Furnish particulars as to any significant increases in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


See Notes to Financial Statements on pages 19 through 19E.





                ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY
                   ORGANIZATION CHART (AS OF DECEMBER 31, 1999)


President and Chief Executive Officer - Nuclear

 - Senior Vice President and Chief Nuclear Officer - Millstone Station

    - Millstone Unit #1

    - Millstone Unit #2

    - Millstone Unit #3




                         NORTHEAST NUCLEAR ENERGY COMPANY
                         --------------------------------
                               METHODS OF ALLOCATION
                               ---------------------
                       For the year ended December 31, 1999
                       ------------------------------------


During 1999, Millstone Unit 1 was being decommissioned. However, the costs associated with the three Millstone units were billed directly or allocated using one of three methods. The allocation methods are as follows:

1.  One-third to each unit;

2.  Number of employees;

3.  Net capacity of each unit.

If either Millstone Unit 1 or Millstone Unit 3 was not part of the allocation, then the costs to the remaining two units would be billed directly or allocated using one of the following three methods:

1.  One-half to each unit;

2.  Number of employees;

3.  Net capacity of each unit.




               ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

         ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED


The following annual statement was supplied to each associate company in support of the amount of compensation for use of capital billed during 1999:

       In accordance with Instruction 01-12 of the Securities and Exchange Commission's Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Northeast Nuclear Energy Company submits the following information on the billing of interest on borrowed funds and a return on equity capital to associated companies for the year 1999:


       (A)  Amount of compensation for use of capital billed to (See Note)

       (B) The basis for billing of interest and return on equity capital to the associated companies is based on the percentage ownership of the individual units.

NOTE: For the associate companies and amounts, see "Analysis of Billing - Associate Companies" on page 21.



               ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                                   SIGNATURE CLAUSE


Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.



                                  NORTHEAST NUCLEAR ENERGY COMPANY
                                  --------------------------------
                                     (Name of Reporting Company)


                             By:
                                 -----------------------------------
                                    (Signature of Signing Officer)




                                 John J. Roman - Vice President and Controller
                                 ---------------------------------------------
                                 (Printed Name and Title of Signing Officer)



                                 Date: April 20, 2000
                                 --------------------